Exhibit 99.1

ICON Reports second quarter 2012 revenue up 19% to $277 million and non-GAAP EPS of 21c (NASDAQ:ICLR) (ISIN:IE0005711209)

Highlights – Second Quarter Fiscal 2012

* Net revenue of $277 million, a 19% increase year on year.

* Income from operations, excluding restructuring and other non-recurring items, was $16.6 million or 6% of revenue.

* EPS, excluding restructuring and other non-recurring items, was 21 cents.

* Gross business wins were $477 million, representing a gross book to bill of 1.7, Net business wins were $373 million, representing a net book to bill of 1.35.

DUBLIN--(BUSINESS WIRE)--July 24, 2012--ICON (NASDAQ: ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2012.

Net revenue for the quarter was $277 million, an increase of 19% on the prior year. Year to date revenue increased 15% to $529 million from $462 million in 2011.

Income from operations, excluding restructuring and other non-recurring items, was $16.6 million or 6.0% of revenue, compared to $15.5 million or 6.7% for the same quarter last year. Net income, excluding restructuring and other non-recurring items, was $12.9 million or 21 cents per share on a diluted basis, compared with $13.1 million or 21 cents per share last year.

Year to date income from operations, excluding restructuring and other non-recurring items was $28.4 million or 5.4% of revenue, compared with $31.5m or 6.8% of revenue in the previous year. Year to date net income, excluding restructuring and other non-recurring items, was $21.9 million or 36 cents per share on a diluted basis, compared with $25.9 million or 42 cents per diluted share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 36 days at June 30, 2012, compared with 37 days at the end of March 2012.

For the quarter ended June 30, 2011, cash generated from operating activities was $11.5 million and capital expenditure was $9.3 million. The company’s net cash amounted to $168 million at June 30, 2012, compared to net cash of $186 million at March 31, 2012.

Commenting on the results, Chief Executive Officer, Ciaran Murray, said “I am pleased with our progress in Q2. We continue to book significant levels of new business and improve our profitability.”

During the quarter the company recorded a charge of $5.6 million in relation to restructuring costs and other non-recurring items. US GAAP income from operations after these items amounted to $11 million or 4.0% of revenue. US GAAP net income for the quarter was $8 million or 13 cents per share.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its second quarter conference call today, July 24, 2012 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 82 locations in 40 countries and has approximately 8,930 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited) (Before restructuring and other non-recurring items)

Three Months ended June 30, 2012 and June 30, 2011
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	June 30,	June 30,
	2012	2011

Gross Revenue	379,620	317,696

Reimbursable expenses	102,613	84,651

Net Revenue	277,007	233,045

Costs and expenses
Direct costs	180,127	150,866
Selling, general and administrative	69,410	57,344
Depreciation and amortization	10,830	9,329

Total costs and expenses	260,367	217,539

Income from operations	16,640	15,506

Net interest (expense)/income	(231)	106

Income before provision for income taxes	16,409	15,612

Provision for income taxes	3,514	2,530
Net income	12,895	13,082

Net income per ordinary share
Basic	$0.21	$0.22

Diluted	$0.21	$0.21

Weighted average number of ordinary shares
Basic	59,978,509	60,390,788

Diluted	60,630,891	61,114,996

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three Months ended June 30, 2012 and June 30, 2011
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	June 30,	June 30,
	2012	2011

Gross Revenue	379,620	317,696

Reimbursable expenses	102,613	84,651

Net Revenue	277,007	233,045

Costs and expenses
Direct costs	180,127	150,866
Selling, general and administrative	69,410	57,344
Depreciation and amortization	10,830	9,329
Restructuring and other non-recurring items	5,636	-
Total costs and expenses	266,003	217,539

Income from operations	11,004	15,506

Net interest (expense)/income	(231)	106

Income before provision for income taxes	10,773	15,612

Provision for income taxes	2,809	2,530
Net income	7,964	13,082

Net income per ordinary share
Basic	$0.13	$0.22

Diluted	$0.13	$0.21

Weighted average number of ordinary shares
Basic	59,978,509	60,390,788

Diluted	60,630,891	61,114,996

ICON plc

Summary Balance Sheet Data

June 30, 2012 and December 31, 2011
(Dollars, in thousands)

	June 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
Cash and short-term investments	168,038	174,177

Accounts receivable	228,215	201,338
Unbilled revenue	115,407	126,850
Payments on account	(194,514)	(150,792)
Total	149,108	177,396

Working Capital	197,589	253,514

Total Assets	1,104,894	1,035,467

Shareholder's Equity	683,601	681,544

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan Chief Financial Officer
+ 353 –1-291-2000
or
Sam Farthing VP Investor Relations
+ 353 –1-291-2000
http://www.iconplc.com